# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Golden Heaven Group Holdings Ltd., CIK 0001928340
CUSIP: G3959D125
Title of class of securities: Class A ordinary shares, par value US$0.005 per share
Address of issuer's principal executive offices: No. 8 Banhouhaichuan Rd, Xiqin Town,, Yanping District, Nanping City,, Fujian Province,, China (F4), 353001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002058739

## Reporting persons
- TOH Han Wei: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 4,560,000; shared voting power 0; sole dispositive power 4,560,000; shared dispositive power 0; aggregate amount beneficially owned 4,560,000 (12.22% of the class)
  Comment: * Represents (i) 1,560,000 Class A ordinary shares held through JINQIU INVESTMENT HOLDING CO. LTD, and (ii) 3,000,000 Class A ordinary shares issuable to JINQIU INVESTMENT HOLDING CO. LTD upon exercise of warrants within 60 days after December 31, 2024. JINQIU INVESTMENT HOLDING CO. LTD is 100% owned by TOH Han Wei.
  
  ** The percentage is calculated based on 34,323,604 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2024. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days after December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security.
- JINQIU INVESTMENT HOLDING CO. LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,560,000; shared voting power 0; sole dispositive power 4,560,000; shared dispositive power 0; aggregate amount beneficially owned 4,560,000 (12.22% of the class)
  Comment: * Represents (i) 1,560,000 Class A ordinary shares held by JINQIU INVESTMENT HOLDING CO. LTD, and (ii) 3,000,000 Class A ordinary shares issuable to JINQIU INVESTMENT HOLDING CO. LTD upon exercise of warrants within 60 days after December 31, 2024.
  
  ** The percentage is calculated based on 34,323,604 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2024. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days after December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security.

## Item 1. Issuer
Name of issuer: Golden Heaven Group Holdings Ltd.
Address of issuer's principal executive offices: No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001

## Item 2. Person Filing
Name of person filing:
TOH Han Wei
JINQIU INVESTMENT HOLDING CO. LTD
Address of principal business office or, if none, residence:
Address of TOH Han Wei: Apt Blk 525 Woodlands Drive 14, #07-433, Singapore 730525
Business address of JINQIU INVESTMENT HOLDING CO. LTD: Office of Sertus Incorp (Cayman) Ltd, Sertus Chambers, Governors Sq Ste #5-204, 23 Lime Tree Bay Ave, Po Box 2547, Grand Cayman Ky1-1104, Cayman Islands.
Citizenship:
TOH Han Wei: Singapore
JINQIU INVESTMENT HOLDING CO. LTD: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- TOH Han Wei: /s/ TOH Han Wei, TOH Han Wei (03/04/2025)
- JINQIU INVESTMENT HOLDING CO. LTD: /s/ Wanqi Zhang, Wanqi Zhang/Director (03/04/2025)